January 6, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. John M. Palumbo
Chief Financial Officer
700 East Bonita Avenue
Pomona, California 91767

Re:	Keystone Automotive Industries, Inc.
	Form 10-K for the year ended April 1, 2005
	Forms 10-QSB for the periods ended July 1, 2005 and September
30, 2005
	Commission file #: 000-28568

Dear Mr. Palumbo:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the
end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended April 1, 2005

Item 1. Business

1. We note from your disclosure on page 8 that you have completed the installation of your enterprise-wide management information system and that it was an extremely costly and time-consuming process.
In
this regard, supplementally tell us, and disclose in the notes to the financial statements in future filings, how you have accounted for the costs incurred to develop the software and how you have followed the guidance in SOP 98-1.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
 - Lease Accounting Charge
Note 13. Quarterly Results of Operations (Unaudited)

2. We note that you have recorded a $1.2 million adjustment in the fourth quarter of 2005 due to the fact that you had not been recording rent expense on various operating leases in accordance with
SFAS No. 13. Please tell us why you believe it is appropriate to record the entire $1.2 million adjustment in the fourth quarter of fiscal 2005 when you state that $.9 million relates to fiscal years prior to 2005 and $.3 million relates to fiscal year 2005. If you believe that the amount would not be material to any prior period, including each of the four quarters during 2005, please revise your disclosure to specifically state your conclusion on materiality.

Additionally, we do not believe that your disclosure of the correction of your accounting for leases is presented with appropriate prominence. Please revise to include a disclosure in
Note 1 to address this correction and describe your current accounting policies and procedures for accounting for leases. Also, revise your MD&A section to include the following:
* Material lease agreements or arrangements.
* The essential provisions of material leases, including the original term, renewal periods, reasonably assured rent escalations, rent holidays, contingent rent, rent concessions, leasehold improvement incentives, and unusual provisions or conditions.
* The accounting policies for leases, including the treatment of each of the above components of lease agreements.
* The basis on which contingent rental payments are determined with specificity, not generality.
* The amortization period of material leasehold improvements made either at the inception of the lease or during the lease term, and how the amortization period relates to the initial lease term.
See February 7, 2005 letter from SEC Chief Accountant Don Nicholaisen to Robert J. Keuppers, Chairman of the AICPA Center for Public Company Audit Firms.


MD&A - Critical Accounting Policies, page 14

3. We note that you consider the accounting for your medical, workers` compensation and vehicle insurance programs to be a critical accounting estimate as you self-insure losses up to a large deductible limit and maintain reserves for incurred, but not reported, losses. In future filings, please include a disclosure in the notes to your financial statements discussing the nature of the programs that you self-insure and your accounting policies for these insurance programs. Also, expand Schedule II (Valuation and Qualifying Accounts) to include the changes in the reserves related to your self insurance deductibles.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

4. We note from your statements of stockholders` equity that during
fiscal year 2005 that you had a significant amount of other comprehensive income related to foreign exchange rates. In future filings, please revise your disclosure in Item 7A to provide quantitative information about all your foreign currency exchange rate risk, including transactions with Canada and Mexico, as applicable, using one of the three alternatives set forth in Item 305 of Regulation S-K.

Financial Statements

Consolidated Statements of Income, page 24

5. Please explain to us and include in future filings, the components of the amounts included in "other income" for the years ended
April
1, 2005, March 26, 2004 and March 28, 2003.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page 27

6. We note from page 4 of the Business section that you offer a warranty program in which you generally warrant your products against defects in material and workmanship. Please tell us if this warranty program is given to all customers or if it has to be separately purchased by the customer, and whether you have established a warranty accrual. Additionally, in future filings, please add a disclosure to Note 1 describing the nature of your warranty program and your accounting policy for warranties.

Form 10-Q for the quarter ended September 30, 2005

Note 5. Acquisitions

7. We note your disclosure that in October 2005 you acquired substantially all the assets of Veng USA, LLC, an entity whose revenues were $37.1 million for the 12 months ended August 31, 2005.
In this regard, you were required to file a Form 8-K that included the information required by Item 2.01 of Form 8-K within four business days after occurrence of the acquisition unless the information required by Form 8-K was previously reported. Based on the significance of the acquisition, please ensure that you file audited financial statements of the business acquired and related pro forma financial information on Form 8-K not later that 71 calendar days after the date that the initial report on Form 8-K was required to be filed. See Items 2.01 and 9.01 of Form 8-K.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or Kathy Mathis at 202-551-3383 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. John M. Palumbo
Keystone Automotive Industries, Inc.
January 6, 2006
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